                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         GENERAL INSTRUMENT CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                           Common Stock  370120 10 7
                                 (CUSIP Number)

         Charles Y. Tanabe, Senior Vice President and General Counsel,
                           Liberty Media Corporation
         8101 East Prentice Avenue, Englewood, CO 80111 (303) 721-5400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No. 370120 10 7

     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Liberty Media Corporation

     (2) Check the Appropriate Box if a Member of a Group (a)  [ ] (b)  [ ]

     (3)  SEC Use Only


     (4)  Source of Funds
          WC, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     (6)  Citizenship or Place of Organization Delaware

Number of        (7)  Sole Voting Power           26,284,000 Shares of Common Stock*
Shares Bene-
ficially         (8)  Shared Voting Power         0 Shares
Owned by
Each Report-     (9)  Sole Dispositive Power      26,284,000 Shares of Common Stock*
ing Person
With            (10)  Shared Dispositive Power    0 Shares

     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           26,284,000 Shares of Common Stock*

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           [ ]

     (13)  Percent of Class Represented by Amount in Row (11)*

           Approximately 15.3%

     (14)  Type of Reporting Person
           CO

* Includes 4,928,000 shares of Common Stock issuable upon exercise of currently vested Warrants beneficially owned by the Reporting Person. Excludes 16,428,000 shares of Common Stock issuable upon exercise of currently unvested Warrants beneficially owned by the Reporting Person. Subject to certain conditions, none of such unvested Warrants will vest until December 31, 1999. (See Item 6 hereof)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                         GENERAL INSTRUMENT CORPORATION


     Liberty Media Corporation, a Delaware corporation (the "Reporting Person") is filing this Statement on Schedule 13D (this "Statement") with respect to the shares (the "Shares") of the Common Stock par value $.01 per share (the "Common Stock") of General Instrument Corporation, a Delaware Corporation (the "Issuer") beneficially owned by the Reporting Person.

ITEM 1.   SECURITY AND ISSUER

     This Statement is being filed with respect to shares of Common Stock. The Issuer's principal executive offices are located at 101 Tournament Drive, Horsham, Pennsylvania 19044.

ITEM 2.   IDENTITY AND BACKGROUND

     The reporting person is Liberty Media Corporation whose principal business address is 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111.

     The Reporting Person succeeded to the beneficial ownership of the Shares as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T Corp. ("AT&T"), with and into Tele-Communications, Inc. ("TCI"). TCI, as the corporate parent entity of the Reporting Person, had previously filed a Report on Schedule 13D reporting beneficial ownership of the Shares, which at that time were attributed to the TCI Ventures Group of TCI.

     In the Merger, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the

Merger, except for certain assets which were transferred to the TCI Group in connection with the Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T.

     The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of

AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(c), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(e).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Items 2 and 6 is hereby incorporated by reference herein.

     The Reporting Person currently beneficially owns a total of 26,284,000 shares of Common Stock. TCIVG-GIC, Inc., a subsidiary of the Reporting Person, acquired 21,356,000 shares of Common Stock pursuant to the terms of that certain Asset Purchase Agreement dated as of June 17, 1998 (the "Agreement"), among TCIVG-GIC, Inc., NDTC Technology Inc., a subsidiary of TCI, and the Issuer. In accordance with the Agreement, the Issuer issued 21,356,000 shares of Common Stock to TCIVG-GIC, Inc. and Warrants to purchase shares of Common Stock, described in the next paragraph, to National Digital Television Center, Inc., a subsidiary of TCI ("NDTC"), in exchange for the transfer to the Issuer of certain assets related to TCI's addressable set-top business and contracts related thereto, issuance of a Promissory Note made by TCIVG-GIC, Inc. in the aggregate principal amount of $50,000,000, the execution of a License Agreement by NDTC Technology, Inc. and the Issuer, and a guaranty of certain revenues relating to the acquired business. As a result of such exchange, on July 17, 1998, TCI became the beneficial owner of more than 5% of the Common Stock of the Issuer. Following the Merger, the Reporting Person became the beneficial owner of such 21,356,000 shares of Common Stock and the Warrants described below.

     In connection with certain restructuring activities in advance of the Merger, the Reporting Person purchased warrants (the "Warrants") to purchase 21,356,000 shares of Common Stock (of which, Warrants to purchase 4,928,000 shares of Common Stock are currently exercisable) from NDTC, for approximately $176 million. All of such funds were obtained from working capital of the Reporting Person. The terms of these Warrants are described in more detail in
Item 6, and the information contained in Item 6 is hereby incorporated by reference herein.

     The foregoing summary of the terms of the Agreement is qualified in its entirety by reference to the text of the Agreement a copy of which is incorporated by reference as Exhibit 7(a) to this Statement and is incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Person acquired and continues to hold its securities of the Issuer for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person currently beneficially owns 26,284,000 shares of the Common Stock. The 26,284,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 15.3% based upon the 167,391,015 shares of the Common Stock outstanding on October 31, 1998 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, and assuming the issuance of 4,928,000 shares of Common Stock to the Reporting Person upon the exercise of currently vested Warrants. In addition, the Reporting Person beneficially owns unvested Warrants of the Issuer exercisable for an aggregate of 16,428,000 shares of Common Stock. The unvested Warrants are subject to a vesting schedule as described in
          Item 6 below.

          To the knowledge of the Reporting Person, none of the Schedule 1 Persons have any interest in any securities of the Issuer. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has any interest in any securities of the Issuer.

     (b) The Reporting Person has sole power to vote or to direct the voting of the shares of Common Stock that the Reporting Person beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

     (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has executed transactions in the Common Stock of the Issuer during the past sixty
          (60) days.

     (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     TCIVG-GIC, Inc., a wholly-owned subsidiary of the Reporting Person, acquired 21,356,000 shares of Common Stock from the Issuer on July 17, 1998 pursuant to the Agreement. The Agreement also provides TCIVG-GIC, Inc. with registration rights with respect to the shares of Common Stock received pursuant to the Agreement. Subject to the occurrence of certain events, the Reporting Person may not transfer its beneficial ownership of the Common Stock for a period of three years following to closing date under the Agreement. In addition, the Agreement sets forth certain other restrictions on the transfer of shares of the Common Stock beneficially owned by the Reporting Person, which provide the Issuer with rights of first refusal and rights of first offer in the event of certain transfers of such shares of Common Stock.

     NDTC and the Issuer are parties to a Warrant Issuance Agreement dated as of December 16, 1997 (the "Warrant Agreement"). Pursuant to the terms of the Warrant Agreement, NDTC held Warrants for 21,356,000 shares of Common Stock, 4,928,000 of which are currently exerciseable. In connection with certain restructuring activities in advance of the Merger, the Reporting Person purchased all of such Warrants from NDTC for approximately $176 million.
Subject to certain performance conditions involving the purchase by NDTC of threshold numbers of digital terminals from the Issuer, the balance of the Warrants vest as indicated in the table below. After vesting, each Warrant may be exercised at any time from and including the vesting date through and including the expiration date as indicated in the table below, at an exercise price of $8.25 per share of Common Stock, subject to certain adjustments. If the performance conditions are not met by the respective vesting dates, the applicable Warrants terminate. AT&T has agreed to pay the Reporting Person $8.25 in cash for each Warrant that terminates as a result of NDTC's failure to purchase the requisite number of digital terminals from the Issuer (such cash amount to be appropriately adjusted to relect any adjustment in the number of shares issuable with respect to the terminated Warrant).

                                       NUMBER OF
                                   -----------------
                      TYPE OF         UNDERLYING
                     UNDERLYING         SHARES         EXPIRATION
VESTING  DATE         SECURITY       UPON VESTING         DATE
----------------     -----------   -----------------  -------------
December 31, 1999    Common Stock          5,750,000  June 30, 2001
December 31, 2000    Common Stock         10,678,000  June 30, 2002

     The Warrant Agreement also grants the Reporting Person registration rights with respect to the Common Stock issuable upon exercise of the Warrants. In addition, the Warrant Agreement sets forth certain restrictions on the transfer of the Warrants and certain restrictions on the shares of the underlying Common Stock designed to satisfy the securities laws and provide the Issuer with rights of first refusal and rights of first offer in the event of certain transfers of the shares of the underlying Common Stock.

     Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership , a New York limited partnership, ("MBO-IV") and Instrument Partners, a New York limited partnership entered into a letter agreement, dated August 1, 1998 (the "Letter Agreement"), with the Issuer, Liberty Ventures Group LLC (formerly TCI Ventures Group, LLC), a Delaware limited liability company ("LVLLC"), and TCI, pursuant to which MBO-IV and Instrument Partners have agreed that, from the date of the Letter Agreement and prior to December 31, 2005, MBO-IV and Instrument Partners will not sell or dispose of any Common Stock of the Issuer held by them to a third party without first offering such Common Stock for sale to LVLLC on the same terms. This obligation does not apply to (i) a registered public offering for cash, (ii) a distribution to their respective partners or (iii) a sale to unaffiliated parties of 5% or less in the aggregate of the Common Stock owned by them as of the date of the Letter Agreement. In connection with certain restructuring activities in advance of the Merger, LVLLC assigned its rights under the Letter Agreement to the Reporting Person.

     The foregoing description of the Warrant Agreement and the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete texts of the Warrant Agreement and the Letter Agreement, which are each incorporated herein by reference. A copy of the Warrant Agreement is attached as
Exhibit 7(f) hereto and a copy of the Letter Agreement is incorporated by reference as Exhibit 7(c) hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a) Asset Purchase Agreement dated as of June 17, 1998, among TCVIG-GIC, Inc. and NDTC Technology, Inc. both subsidiaries of TCI, and the Issuer (incorporated by reference to Exhibit 7(a) to the Report on Schedule 13D filed by Tele-Communications, Inc. on July 27, 1998).

     (b) Promissory Note dated July 17, 1998, by TCIVG-GIC, Inc (incorporated by reference to Exhibit 7(b) to the Report on Schedule 13D filed by Tele-Communications, Inc. on July 27, 1998).

     (c) Letter Agreement, dated August 1, 1998, among Instrument Partners, MBO-IV, the Issuer, TCIV and TCI (incorporated by reference to Exhibit 7(c) to Amendment No. 1, filed September 9, 1998, to the Report on
          Schedule 13D of TCI (originally filed on July 27, 1998)).

     (d) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the T&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

     (e) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     (f) Warrant Issuance Agreement, dated as of December 16, 1997, by and between NextLevel Systems, Inc. and National Digital Television Center, Inc.

                         [Signature on following page]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 26, 1999                   LIBERTY MEDIA CORPORATION

                                 /s/ Charles Y. Tanabe
                                 ---------------------
                                 Charles Y. Tanabe
                                 Senior Vice President and General Counsel

                                                                      SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty Media") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is Canadian citizen.

Name                                          Principal Occupation
---------------------  ------------------------------------------------------------------
John C. Malone         Chairman of the Board and Director of Liberty Media; Director of
                       AT&T Corp.
Robert R. Bennett      President, Chief Executive Officer and Director of Liberty Media
Gary S. Howard         Executive Vice President, Chief Operating Officer and Director of
                       Liberty Media
Leo J. Hindery, Jr.    Director of Liberty Media; President and Chief Executive Officer,
                       AT&T Broadband and Internet Services
Daniel E. Somers       Director of Liberty Media; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.
John C. Petrillo       Director of Liberty Media; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.
Larry E. Romrell       Director of Liberty Media; Consultant to Tele-Communications, Inc.
Jerome H. Kern         Director of Liberty Media
Paul A. Gould          Director of Liberty Media; Managing Director of Allen & Co.
David B. Koff          Senior Vice President and Assistant Secretary of Liberty Media
Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant Secretary of
                       Liberty Media
Peter Zolintakis       Senior Vice President of Liberty Media
Vivian J. Carr         Vice President and Secretary of Liberty Media
Kathryn S. Douglass    Vice President and Controller of Liberty Media
David J.A. Flowers     Vice President and Treasurer of Liberty Media
David A. Jensen        Vice President of Liberty Media
Gary Blaylock          Vice President of Liberty Media

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                                                   Title
----------------------  -------------------------------------------------------------------
C. Michael Armstrong    Chairman of the Board, Chief Executive Officer and Director
Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation
M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.
Walter Y. Elisha        Director; Chairman and Chief Executive Officer of Springs
                        Industries, Inc.
George M. C. Fisher     Director; Chairman and Chief Executive Officer of Eastman Kodak
                        Company
Donald V. Fites         Director; Chairman and Chief Executive Officer of Caterpillar, Inc.
Ralph S. Larsen         Director; Chairman and Chief Executive Officer of Johnson &
                        Johnson
John C. Malone          Director; Chairman of the Board of Liberty Media Corporation
Donald F. McHenry       Director; President of IRC Group
Michael I. Sovern       Director; President Emeritus and Chancellor Kent Professor of Law
                        at Columbia University
Sanford I. Weill        Director; Chairman and Co-CEO of Citigroup Inc.
Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.
John D. Zeglis          President and Director
Harold W. Burlingame    Executive Vice President, Merger & Joint Venture Integration
James Cicconi           Executive Vice President-Law & Governmental Affairs and General
                        Counsel
Mirian Graddick         Executive Vice President, Human Resources

Daniel R. Hesse         Executive Vice President and President & CEO, AT&T Wireless
                        Services
Leo J. Hindrey, Jr.     President and Chief Executive Officer, AT&T Broadband and
                        Internet Services
Frank Ianna             Executive Vice President and President, AT&T Network Services
Michael G. Keith        Executive Vice President and President, AT&T Business Services
H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer
Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication
David C. Nagel          President, AT&T Labs & Chief Technology Officer
John C. Petrillo        Executive Vice President, Corporate Strategy and Business
                        Development
Richard Roscitt         Executive Vice President and President & CEO, AT&T Solutions
D.H. Schulman           Executive Vice President and President, AT&T Consumer Long
                        Distance and Segment Marketing
Daniel E. Somers        Senior Executive Vice President and Chief Financial Officer